FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission File No. 0-15950 (First Busey Corporation)
Commission File No. 33-30095 (First Busey Corporation Profit Sharing Plan and Trust)
Commission File No. 33-60402 (First Busey Corporation Employee Stock Ownership Plan and Trust)
A.	Full Title of the plans and the address of the plans, if different from that of the issuer named before:
FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FIRST BUSEY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
AND TRUST
B.	Name of the issuer of the securities held pursuant to the plans and the address of its principle executive officer:
FIRST BUSEY CORPORATION
201 WEST MAIN STREET
URBANA, IL 61801

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 33-60402 on Form S-8 of the First Busey Corporation Profit Sharing Plan and Trust, of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of the First Busey Corporation Profit Sharing Plan and Trust for the year ended December 31, 2006.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2007

FIRST BUSEY CORPORATION
PROFIT SHARING PLAN AND TRUST
FINANCIAL STATEMENTS
December 31, 2006 and 2005

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
Urbana, Illinois
FINANCIAL STATEMENTS
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Benefit Committee and Participants
First Busey Corporation Profit Sharing Plan and Trust
Urbana, Illinois
We have audited the accompanying statements of net assets available for benefits of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Oak Brook, Illinois
June 28, 2007

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS
Investments, at fair value (Note 3)	$45,559,770	$39,184,832

Cash	298,092	23,401

	45,857,862	39,208,233

Receivables
Employers’ contributions	1,079,197	1,117,000
Participants’ contributions	56,364	2,399
Accrued interest and dividends	—	35,564

Total receivables	1,135,561	1,154,963

Total assets	46,993,423	40,636,196

LIABILITIES
Fees payable	19,343	—

Net assets reflecting all investments at fair value	47,974,080	40,636,196
Adjustment from fair value to contract value for fully benefit-responsive contracts	12,412	—

NET ASSETS AVAILABLE FOR BENEFITS	$46,986,492	$40,363,196

See accompanying notes to financial statements.

2.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$4,438,161
Interest and dividends	1,205,502

Total investment income	5,643,663

Contributions
Employers	1,079,197
Participants	1,811,274
Participant rollovers	123,900

Total contributions	3,014,371

Total additions	8,658,034

Deductions from net assets attributed to:
Benefits paid to participants	1,908,143
Administrative expenses	126,595

Total deductions	2,034,738

Net increase	6,623,296

Net assets available for benefits
Beginning of year	40,363,196

End of year	$46,986,492

See accompanying notes to financial statements.

3.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION
The following description of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (“the Employers”) who have attained the minimum age of 21, and have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.
The Employers’ contributions to the Plan are determined annually by the Board of Directors. The Employers may make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan. The Employers may also make profit sharing contributions as determined by the Board of Directors each year. Contributions are subject to certain limitations.
Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.
Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of the Employers’ contributions and the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Any discretionary employer matching contributions or profit sharing contributions will be allocated to the Plan in the following year, prior to the filing of the corporate tax return.
Vesting: Participants are immediately vested in their voluntary contributions, the Employers’ matching contributions, and the respective plan earnings on those contributions.
Vesting in the Employers’ profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.
A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.
(Continued)

4.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION (Continued)
Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. Interest rates are fixed over the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits: Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account. Participants whose vested balance is under $5,000 are paid through a lump sum. Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.
Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and reallocated to participant accounts.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan have been prepared using the accrual basis of accounting.
Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly or indirectly by the Plan are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 and 2005. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.
(Continued)

5.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)
Adoption of the FSP resulted in no change to the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount did not include any investments in fully benefit-responsive investment contracts.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. The fair value of the Plan’s interest in a stable value common collective trust fund is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract. Cash equivalents and participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits: Benefits are recorded when paid.
Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 31% and 36%, respectively, of the Plan’s investment assets were invested in First Busey Corporation common stock. Additionally, at December 31, 2005 the Plan held a certificate of deposit with Busey Bank valued at $1,617,556.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

6.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets at December 31:

	2006	2005
Investments at fair value as determined by quoted market price
Common stock:
First Busey Corporation common stock (616,988 shares and 673,898 shares, respectively)	$14,221,573	$14,077,729
Shares of mutual funds:
Northern Institutional Small Company Index A	—	3,657,314
Vanguard Index 500 Admiral Shares	—	4,882,592
American Funds Growth Fund of America	6,811,185	—
American Funds Income Fund of America	6,325,215	—
Oppenheimer Small Cap Value Fund (Class A)	4,508,903	—
Schwab S&P 500 Indexed Fund	4,882,511	—
Thornburg International Value Fund (Class A)	3,867,204	—
Investments at Estimated Fair Value
Common collective trust:
Reliance Trust Company Metlife Master Trust 25157	2,702,577	—
During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $4,438,161 as follows:

Common stock	$1,775,858
Mutual funds	2,538,972
Common Collective Trust	123,331

$4,438,161

NOTE 4 — SHORT-TERM INVESTMENTS
Short-term investments at December 31, 2005 included certificates of deposit at Busey Bank, a subsidiary of First Busey Corporation, totaling approximately $1,618,000 with an interest rate of 3.25% and a 30-day maturity. These deposits included approximately $1,518,000, which were in excess of federally insured limits.
(Continued)

7.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
The Plan paid fees to the following parties in interest for the year ended December 31, 2006:

First Busey Trust & Investment Co.	Trustee	$91,104
Alliance Benefit Group	Administrator	17,512
Benefit Planning Consultants, Inc.	Recordkeeper	17,979
The Plan held the following investments with parties in interest at December 31:

		2006	2005
First Busey Corporation	Certificate of deposit	$—	$1,617,556
First Busey Corporation	Common stock	14,221,573	14,077,729
Participants	Participant loans	496,288	385,610
Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.
NOTE 6 — INCOME TAX STATUS
The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 7 — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST
During 2006, the Plan began investing in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), Metlife Stable Managed GIC ABG (Contract #25157). The Plan had no units of participation in this common collective trust as of December 31, 2005. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents
(continued)

8.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 7 — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (Continued)
contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
The crediting interest rates of the contract is based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s 2006 Statement of Net Assets Available for Benefits in the amount of $12,412.
     Average yields for the contract for the year ended December 31, 2006 were:

Based on annualized earnings (1)	6.07%
Based on interest rate credited to participants (2)	5.02%
(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investments on the same date.
(continued)

9.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 7 — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (Continued)
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the contract investments on the same date.
NOTE 8 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULES

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF
PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2006

Name of Plan Sponsor:	First Busey Corporation

Employer Identification Number:	37-1078406

Three-digit Plan Number:	002

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$—

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	5,504

Total Delinquent Participant Contributions (Line 4a of Schedule H)	5,504	*

Less: Amount Fully Corrected Under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$5,504

* Of this amount $5,504 has been fully corrected outside the VFC Program.

11.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor:	First Busey Corporation

Employer Identification Number:	37-1078406

Three-digit Plan Number:	002

		(c)
		Description of
	(b)	Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Common stock

*	First Busey Corporation	Common stock (616,988 shares)	#	$14,221,573

		Mutual funds
	American Funds	Growth Fund of America	#	6,811,185
	American Funds	Income Fund of America	#	6,325,215
	Schwab Investments	S&P 500 Indexed Fund	#	4,882,511
	Oppenheimer Funds	Small Cap Value Fund (Class A)	#	4,508,903
	Thornburg Funds	International Fund (Class A)	#	3,867,204
	PIMCO Funds	Total Return Fund (Class D)	#	1,434,782
	American Funds	Beacon Large Cap Value Fund	#	128,525
	Victory Funds	Diversified Stock Fund	#	125,354
	Lazard Funds	Mid Cap Fund	#	68,065

				28,151,744

		Common Collective Trust
	Reliance Trust Company	Metlife Master Trust 25157	#	2,702,577

		Notes receivable participants
*	Participant loans	Interest rates ranging from
		4.00% to 8.50%
				496,288

				$45,572,182

* Represents a party-in-interest transaction.
# Investments are participant-directed; therefore, cost information is not disclosed.

12.

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 33-60402 on Form S-8 of the First Busey Corporation Employee Stock Ownership Plan, of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of the First Busey Corporation Employee Stock Ownership Plan for the year ended December 31, 2006.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2007

FIRST BUSEY CORPORATION
EMPLOYEES’ STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS
December 31, 2006 and 2005

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
Urbana, Illinois
FINANCIAL STATEMENTS
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Benefit Committee and Participants
First Busey Corporation Employees’ Stock Ownership Plan
Urbana, Illinois
We have audited the accompanying statements of net assets available for benefits of the First Busey Corporation Employees’ Stock Ownership Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Oak Brook, Illinois
June 28, 2007

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006			2005
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
Investment in First Busey Corporation common stock, at fair value (Note 5)	$28,797,840	$—	$28,797,840	$24,565,052	$2,569,470	$27,134,522
Money market fund	3,754	—	3,754	25,059	—	25,059

Total investments, at fair value	28,801,594	—	28,801,594	24,590,111	2,569,470	27,159,581

Receivables
Accrued interest receivable	334	—	334	131	—	131

Total assets	28,801,928	—	28,801,928	24,590,242	2,569,470	27,159,712

Liabilities
Interest payable	—	—	—	—	21,747	21,747
Notes payable (Note 6)	—	—	—	—	2,058,200	2,058,200

Total liabilities	—	—	—	—	2,079,947	2,079,947

Net assets available for benefits	$28,801,928	$—	$28,801,928	$24,590,242	$489,523	$25,079,765

See accompanying notes to financial statements.

2.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

	Allocated	Unallocated	Total
Additions to net assets attributed to:
Investment income:
Net unrealized appreciation in market value of investments (Note 5)	$2,445,731	$265,680	$2,711,411
Interest	2,287	—	2,287
Dividends	739,701	78,720	818,421

Total investment income	3,187,719	344,400	3,532,119

Employer contributions	23,561	2,117,242	2,140,803
Allocation of 123,000 shares of First Busey Corporation common stock, at market value	2,835,150	—	2,835,150

Total additions	6,046,430	2,461,642	8,508,072

Deductions from net assets attributed to:
Interest expense	—	116,015	116,015
Administrative expenses (Note 8)	46,266	—	46,266
Distributions to participants:
Cash	973	—	973
Stock (49,560 shares)	1,048,095	—	1,048,095
Dividend distributions to participants	739,410	—	739,410
Allocation of 123,000 shares of First Busey Corporation common stock, at market value	—	2,835,150	2,835,150

Total deductions	1,834,744	2,951,165	4,785,909

Net increase (decrease)	4,211,686	(489,523)	3,722,163

Net assets available for benefits:
Beginning of year	24,590,242	489,523	25,079,765

End of year	$28,801,928	$—	$28,801,928

See accompanying notes to financial statements.

3.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION AND BASIS OF PRESENTATION
The following brief description of the First Busey Corporation Employees’ Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for complete information.
General: First Busey Corporation (the Corporation) established the Plan effective as of January 1, 1984. The Plan operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Corporation. First Busey Trust & Investment Co., a subsidiary of the Corporation, is the Plan’s Trustee.
The Plan purchased Corporation common shares using the proceeds of bank borrowings (see Note 6) guaranteed by the Corporation and holds the stock in a trust established under the Plan. The borrowings are to be repaid over a five- to ten-year period by fully deductible corporation contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.
The bank borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Corporation. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated). As of December 31, 2006, all borrowings were repaid and all common shares purchased for the Plan were allocated to the Plan participants.
Eligibility: Employees of the Corporation and its participating subsidiaries are generally eligible to participate in the Plan after attaining the minimum age of twenty-one and after one year of service, providing they worked at least 1,000 hours during such plan year. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of Corporation contributions for such year.
Payment of Benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Corporation and its participating subsidiaries. Participants whose vested account balance is less than $1,000 are paid through a lump sum. Distributions of all other participant balances are made in the form of corporation common stock plus cash for any fractional share.
(Continued)

4.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)
Voting Rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the Trustee does not timely receive voting directions from a participant, the Trustee votes in the same proportions as the participants voted the allocated shares. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interests of plan participants and beneficiaries.
Termination: The Corporation reserves the right to terminate the Plan at any time, subject to the Plan’s provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan and the Code. Upon termination of the Plan, the Corporation shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. In the event of plan termination, participants would become 100 percent vested in their accounts.
Participants’ Accounts: The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited as of the last day of the plan year, with an allocation of shares of the Corporation’s common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ nonvested accounts. Only those participants who are eligible employees of the Corporation as of the last day of the plan year will receive an allocation. Allocations of common stock are based on the eligible compensation of each participant relative to total eligible compensation.
Vesting: Vesting in the participants’ accounts is based on years of service with the Corporation and its subsidiaries. A participant is 100 percent vested after seven years of credited service.
Diversification: Diversification is offered to participants close to retirement age so that they may have the opportunity to move part of the value of their investment in the Corporation’s stock into investments that are more diversified. Participants who are at least the age of 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify may receive distributions in the form of corporation common stock plus cash for any fractional share, receive a cash distribution, or contribute cash from the sale of corporation common stock to another qualified defined contribution plan.
(Continued)

5.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)
Dividends: Dividends on common stock allocated to participants’ accounts are distributed directly to the participant so that the dividends result in income tax deductions for the Corporation.
Dividends on common stock not allocated to participants’ accounts are used by the Plan to pay interest and administrative expenses.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value.. The Corporation’s common stock is traded on the NASDAQ Exchange. Fair value of the common stock is determined by quoted market prices. The money market funds are valued at cost which approximates fair value.
Dividend income is accrued on the ex-dividend date.
Purchases and sales of securities are recorded on a settlement-date basis. Realized gains and losses from security transactions are reported on the specific identification cost method.
Risks and Uncertainties: The Plan invests in money market funds and in the common stock of the Corporation. These securities are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

6.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — CONTRIBUTIONS
The Corporation is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, are equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans. As of December 31, 2006 all borrowings were repaid.
The Corporation may also make discretionary contributions in cash to the Plan. The Corporation made no discretionary contributions for the Plan year ended December 31, 2006. Participant contributions to the Plan are not permitted under the terms of the Plan.
NOTE 4 — ADMINISTRATION OF PLAN ASSETS
The Plan’s assets, which consist principally of First Busey Corporation common stock, are held by First Busey Trust & Investment Co. (the “Trustee”), the Trustee of the Plan. The Trustee of the Plan is a subsidiary of the plan sponsor.
Corporation contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which are reimbursed to the Trustee through contributions as determined by the Corporation.
Certain administrative functions are performed by officers or employees of the Corporation or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee’s fees are paid directly by the Plan.
NOTE 5 — INVESTMENTS
The following schedule presents investments that represent 5% or more of the Plan’s net assets at December 31:
First Busey Corporation Common Stock

	2006		2005
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	1,249,364	—	1,175,924	123,000

Cost	$6,449,671	$—	$4,788,358	$1,758,800

Fair value	$28,797,840	$—	$24,565,052	$2,569,470

(Continued)

7.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 5 — INVESTMENTS (Continued)
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $2,711,411.
NOTE 6 — NOTES PAYABLE
Notes payable consist of December 31, 2005:

Bank One, principal payment of $25,000 due annually on December 15, final payment due December 15, 2006.	$25,000

Bank One, principal payment of $237,000 due annually on December 15, final payment due December 15, 2009.	948,000

Bank One, principal payment of $135,650 due annually on December 31, beginning in 2004, final payment due December 15, 2013.	1,085,200

$2,058,200

Shares of First Busey Corporation common stock secured as collateral.	123,000

As of December 31, 2006, all loans were paid in full and there were no amounts outstanding. The interest rates on the above notes payable were at one-year LIBOR plus 1.25%. The effective rate was 0% and 4.49% at December 31, 2006 and 2005 respectively. Interest on the above notes was paid quarterly.
NOTE 7 — TAX STATUS
The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated May 15, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
(Continued)

8.

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 8 — PARTY-IN-INTEREST TRANSACTIONS
Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the plan, any party rendering service to the plan, the Corporation, and certain others. The Plan holds the Corporation’s stock as assets, which qualifies as a party-in-interest investment. The number of shares of First Busey corporation common stock held by the Plan at December 31, 2006 and 2005 was 1,249,364 and 1,298,924 shares, respectively. The fair value of these shares at December 31, 2006 and 2005 was $28,797,840 and $27,134,522, respectively. Dividends of $818,421 were paid on these shares during the year ended December 31, 2006. These transactions also qualify as party-in-interest transactions.
The Plan paid fees to the following parties in interest for the year ended December 31, 2006:

First Busey Trust & Investment Co.	Trustee	$30,000
Benefit Planning Consultants, Inc.	Recordkeeper	16,266

9.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION EMPLOYEES’ STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-Digit Plan Number:	001

		(c)
		Description of
		Investment Including
		Maturity Date,
	(b)	Rate of Interest,		(e)
	Identity of Issue, Borrower,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
*	First Busey Corporation	Common stock	$6,449,671	$28,797,840
		(1,249,364 shares)

*	Busey Bank	Money market fund	3,754	3,754

				$28,801,594

*	Represents a party-in-interest investment.

11.

SIGNATURES
     The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan)have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/Aaron Sutton/

First Busey Corporation Profit Sharing
Plan and Trust
     The Plan, pursuant to the requirements of the Securities Exchange Act of1934, the trustees (or other persons who administer the employee benefit plan)have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/Aaron Sutton/

First Busey Corporation Employee Stock
Ownership Plan